Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Chevron Corporation

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Chevron Corp NYSE: CVX: Due to the company’s FAILURE to:

●	Set a net zero by 2050 greenhouse gas (GHG) emissions reduction target that covers at least 95% of scope 1 and 2 emissions and most relevant scope 3 GHG emissions,
●	Align its capital allocation with limiting warming to 1.5°C,
●	Commit to conduct all of its lobbying in line with the goals of the Paris Agreement, and its general opposition to U.S. federal and state climate policy, and
●	Adequately respond to a recent majority-supported shareholder proposal;

Vote AGAINST:

●	Michael K. Wirth, Chairman and CEO (Item 1l),
●	Wanda M. Austin, Lead Director (Item 1a),
●	Enrique Hernandez, Jr., Public Policy and Sustainability Chair (Item 1d), and
●	Directors John B. Frank, (Item 1b), Alice P. Gast, (Item 1c), Marillyn A. Hewson (Item 1e), Jon M. Huntsman, Jr. (Item 1f), Charles W. Moorman (Item 1g), Dambisa F. Moyo (Item 1h), Debra Reed-Klages (Item 1i), D. James Umpleby III (Item 1j), Cynthia J. Warner (Item 1k)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Chevron is the second largest oil producer in the U.S. and among the top producers in the world.1 Chevron is one of the 166 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net zero emissions transition.”

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.2 In 2021, the International Energy Agency (IEA) released its Net Zero Emissions by 2050 Scenario (NZE), which sets out a pathway to reduce emissions from the global energy system aligned with limiting warming to 1.5°C. Under the NZE, fossil fuel use falls dramatically in the next decade, and remaining fossil fuel demand can be met through existing supplies and infrastructure. Approving new oil and gas fields is incompatible with this pathway.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. Where the company has failed to take the initial step of committing to net zero emissions by 2050, the entire board should be held accountable.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators for the oil and gas sector, while still focusing on the three core pillars of target setting, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	X
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	X
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	✓
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	✓
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	✓
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

In October 2021, Chevron published updated GHG emissions reduction targets, including a net zero “aspiration” for scope 1 and 2 equity upstream emissions, and a target of reducing the carbon intensity of its portfolio across scopes 1, 2, and 3 by only 5 percent (from a 2016 baseline) by 2028.3 According to the Climate Action 100+ Net Zero Company Benchmark, Chevron’s net zero “aspiration” does not meet the criteria for a net zero by 2050 ambition4, as it does not explicitly commit to a net zero target that covers 95 percent of its scope 1 and 2 emissions, nor does its net zero target cover its most relevant scope 3 emissions.5

Chevron’s interim targets do not fully meet the Climate Action 100+ Net Zero Company Benchmark indicators for medium- or short-term targets. Only the medium-term target covers 95 percent of scopes 1 and 2 and most relevant scope 3 emissions, and none are aligned to the goal of limiting warming to 1.5°C.6 Both targets are also intensity only reductions, which provides no guarantee that the company’s scope 3 emissions will fall in absolute terms.7

In Chevron’s 2021 Climate Change Resilience report, the company states,“narrow sectoral or geographic metrics are less efficient than broad economywide solutions, which are uniquely able to incentivize the most efficient and cost-effective reductions. Chevron supports a price on carbon, applied as widely and broadly as possible, as the best approach to reduce emissions.”8 This market based approach fails to recognize the importance of companies like Chevron adopting rigorous and comprehensive emissions targets, as requested by its shareholders. 9 10

Capital allocation

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 6.1	The company is working to decarbonise its capital expenditures.	X
Disclosure Indicator 6.1A	The company explicitly commits to align its capital expenditure plans with its long-term GHG reduction target OR to phase out planned expenditure in unabated carbon intensive assets or products.	X
Disclosure Indicator 6.1B	The company explicitly commits to align its capital expenditure plans with the Paris Agreement’s objective of limiting global warming to 1.5° C AND to phase out investment in unabated carbon intensive assets or products.	X
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Company’s Recent Actions	In the most recent full year (2021), were all the company’s upstream oil and gas CAPEX projects consistent with the IEA’s Beyond 2°C Scenario (B2DS)?	X
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Capex Analysis	What percentage of the company's potential future (2022-2030) unsanctioned oil and gas CAPEX is inconsistent with the IEA's B2DS?	71%
Capital Allocation Alignment Assessment (Carbon Tracker) 4: Net Zero Analysis	What is the company’s oil and gas production level in the 2030s (against a 2022 baseline) assuming no new oil and gas projects are sanctioned as stated by the IEA's NZE?	-58%

According to the Climate Action 100+ Net Zero Company Benchmark, Chevron had not, as of October 2022, met any of the indicators for capital allocation alignment.11 To do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to aligning future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses for such alignment.

According to Carbon Tracker data provided through the Climate Action 100+ Net Zero Benchmark, Chevron’s oil and gas production must fall by 58% from its 2022 level to be aligned with the IEA NZE.12 Chevron ranked second among U.S oil and gas producers and ninth among global producers for resources under development in 2022 (with 41 percent of that in unconventional sources)13, and ranked ninth amongst global oil and gas producers for exploration capital expenditure between 2020 to 2022.14 Carbon Tracker finds that 71% of Chevron’s future potential capex between 2022 and 2030 is outside of the IEA’s B2DS (limiting warming to 1.75°C, net zero by 2060), let alone the NZE.15

According to the company’s 2022 Annual Report, Chevron increased investment by more than 75% over 2021, making it the company’s highest year for U.S. production, at 1.2 million barrels of oil-equivalent per day.16 Chevron also produced 3 million oil-equivalent barrels per day in upstream operations and increased upstream capital expenditures by over 40% relative to 2021.17 Chevron’s continued expansion in production is incompatible with substantial scope 3 emissions reductions and the IEA NZE. Chevron also announced $10 billion in investments for energy transition activities or 10% of its total CAPEX through 2028 which focus on carbon capture technology and offsets, renewable fuels, hydrogen, and internal GHG reduction activities, rather than energy efficient alternatives such solar or wind power.18

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.[19]	40%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	40%

According to InfluenceMap, the company receives a “D-” grade for its obstructive engagement on climate policy.20 InfluenceMap notes numerous examples of Chevron’s obstructionist climate lobbying and public relations. For example, in its 2021 Climate Change Resilience report, the company refers to subsidies for clean technologies as an approach that could lead to “harmful market distortions” and create unfair competition.21

According to InfluenceMap, Chevron opposed the U.S. Environmental Protection Agency's proposed methane standards in a January 2022 comment.22 This included support for American Petroleum Institute’s (API) comment that contested the EPA’s legal authority to regulate methane emissions from existing sources.23 In April 2022 testimony, Wirth also appeared to support new energy exploration and streamlined permitting processes for energy infrastructure to grow the U.S energy supply.24

In December 2022, the U.S. House Committee on Oversight and Accountability concluded its investigation on the role of the fossil fuel industry in promoting decades of climate disinformation and preventing meaningful action on climate change.25 A key finding revealed a “strategy slide presented to the Chevron Board of Directors in which Chief Executive Officer (CEO) Mike Wirth explains that while Chevron sees ‘traditional energy business competitors retreating’ from oil and gas, “Chevron’s strategy” is to “continue to invest” in fossil fuels to take advantage of consolidation in the industry.”26

Chevron does list its trade association memberships in its 2023 Lobbying and Trade Associations report.27 The report stated that the company does not always agree with the positions its trade associations take.28 The API, however, is listed as one of its key industry trade associations.29 InfluenceMap assigned API a failing grade (F) for its obstructive policy engagement and labeled it an association that is “broadly hostile to climate policy in the US”.30

As of October 2022, Chevron had not met the requirements of the Climate Action 100+ Net Zero Company Benchmark for climate policy engagement; the company does not have a Paris Agreement- aligned climate lobbying position, Paris Agreement-aligned lobbying expectations for its trade associations or a commitment to ensure that the trade associations to which it belongs lobby in line with the goals of the Paris Agreement.31

Failure to Respond to Recent Majority-Supported Shareholder Proposal

In 2021, holders of 60.7 percent of shares voted at the meeting32 supported a resolution requesting that Chevron “substantially reduce the greenhouse gas (GHG) emissions of their energy products (Scope 3) in the medium- and long-term future.”33 As a response, according to the 2022 Annual Report, the company introduced the 2028 Portfolio Carbon Intensity (PCI) Target, based on the PCI metric that measures intensity across Chevron’s business.34 The metric is an intensity only target, is not responsive to the key elements of the majority vote proposal and limits Scope 3 emissions reporting, even though the company concedes that “Scope 3 is the largest category of emissions associated with Chevron’s activities.”35

In October 2021, Chevron published updated GHG reduction targets: a net zero by 2050 “aspiration” for upstream scope 1 and 2 emissions, and a target to reduce GHG emissions intensity across scopes 1, 2, and 3 by 5 percent by 2028.36 These targets are also not responsive to the key elements of the majority-supported shareholder proposal. The intensity reduction target (5 percent by 2028) is a medium-term target, but the company’s long-term GHG reduction target does not include any scope 3 emissions reductions.37 The medium-term 5 percent intensity reduction target does not guarantee any reduction in absolute scope 3 emissions if production continues to rise. In response to these targets, Ceres, anchor organization of Climate Action 100+, said, “these are small steps when what investors asked for is a giant leap.”38

Shareholder Proposals Related to Climate and Racial Equity in 2023

In addition to voting against all directors, we encourage shareholders to support the following climate-related shareholder proposals:

●	Follow This filed a proposal (Item 6) requesting that the company set a medium-term reduction target covering the GHG emissions of the use of its energy products (scope 3) consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.[39]
●	As You Sow filed a proposal (Item 7) asking the company to disclose a recalculated emissions baseline that excludes the aggregated GHG emissions from material asset divestitures occurring since 2016, the year Chevron uses to baseline its emissions.[40]
●	American Baptist Home Mission Society filed a proposal (Item 10) requesting that the Chevron board commission and publicly disclose the findings of an independent racial equity audit, analyzing the adverse impacts of Chevron’s policies and practices that discriminate against or disparately impact communities of color, above and beyond legal and regulatory matters.[41]

Conclusion: Chevron has failed to set adequate net zero by 2050 targets, realign investment plans and policy influence activities to limit global warming to 1.5°C, or adequately respond to a recent majority-supported shareholder proposal. Therefore, we recommend that shareholders vote AGAINST all directors facing reelection at the annual meeting on May 31, 2023, including Michael K. Wirth, Chairman and CEO (Item 1l), Wanda M. Austin, Lead Director (Item 1a), and Enrique Hernandez, Jr., Public Policy and Sustainability Chair (Item 1d).

1 Urgewald, “Global Oil & Gas Exit List (GOGEL),” (analysis using GOGEL data), https://gogel.org/ (Expenditure is a 3-year average from 2020-2022)

2 U.S. Energy Information Administration, “Total Energy,” (data browser), https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed May 3, 2023

3 Chevron, Climate Change Resilience, October 2021, https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf, pp. 2 and 44

4 Climate Action 100+, Disclosure Framework (Assessed by TPI) – Assessment Methodology, October 2022, https://www.climateaction100.org/wp-content/uploads/2021/10/V1.1-Disclosure-Framework-assessment-methodology-Oct21.pdf, pg. 5, Note: Net zero commitments are effectively a special case of GHG emissions targets where companies are pledging a 100% reduction in net carbon emissions. Companies can make net zero commitments through a disclosure that explicitly commits the company to a net zero ambition (e.g., stating that the company will ‘reach’, ‘achieve’ or ‘become’ ‘net zero by’, ‘carbon-neutral by’ or ‘eliminate all emissions by’). Companies that have set a GHG reduction target that cuts (absolute) emissions by 100% by 2050 or earlier are also positively assessed on this Metric.

5 Climate Action 100+, “Chevron Corp.,” Company Assessment, https://www.climateaction100.org/company/chevron-corporation/, accessed May 3, 2023

6 Climate Action 100+, “Chevron Corp.”

7 Jack Arnold and Perrine Toledano, “Corporate Net-Zero Pledges: The Bad and the Ugly,” Columbia Center on Sustainable Investment, December 1, 2021, https://ccsi.columbia.edu/news/corporate-net-zero-pledges-bad-and-ugly

8 Chevron, Climate Change Resilience, October 2021, p. 14

9 Chevron Corporation, 2023 Proxy Statement,AApril 8, 2021, https://www.sec.gov/Archives/edgar/data/93410/000119312521109793/d74377ddef14a.htm#toc74377_6 p. 81

10 Chevron Corporation, SEC filing on Form 8-K, filed May 26, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000093410/000009341021000020/cvx-20210526.htm (Item 5.07 (4), “The Stockholder Proposal Regarding Reducing Scope 3 emissions”)

11 Climate Action 100+, “Chevron Corp.”

12 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx (Oil & Gas Assessments tab)

13 Urgewald, “Global Oil & Gas Exit List (GOGEL)”

14 Urgewald, “Global Oil & Gas Exit List (GOGEL)”

15 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data

16 Chevron, 2022 Annual Report, April 2023, https://www.chevron.com/-/media/chevron/annual-report/2022/documents/2022-Annual-Report.pdf, p IV

17 Chevron, 2022 Annual Report, p VI

18 Bill Holland, “Chevron's $10B plan for energy change is high-risk break from the pack’ S&P Global, September 16, 2021, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/chevron-s-10b-plan-for-energy-change-is-high-risk-break-from-the-pack-66621281

19 InfluenceMap, “About Our Scores,” LobbyMap, https://lobbymap.org/page/About-our-Scores, accessed May 5, 2023 Note: According to InfluenceMap’s methodology “Organisation Score” and “Relationship Score” (expressed as a percentage from 0 to 100) is a measure of how supportive or obstructive the company’s or its industry associations’ engagement is with climate policy aligned with the Paris Agreement, with 0% being fully opposed and 100% being fully supportive.

20 InfluenceMap, “Chevron,” LobbyMap, https://lobbymap.org/company/Chevron-f4b47c4ea77f0f6249ba7f77d4f210ff, accessed May 3, 2023

21 Chevron, Climate Change Resilience, p. 55

22 InfluenceMap, “Chevron”

23 InfluenceMap, “Chevron”

24 InfluenceMap, “Chevron”

25 Committee on Oversight and Accountability, “Oversight Committee Releases New Documents Showing Big Oil’s Greenwashing Campaign and Failure to Reduce Emissions,” (press release), December 9, 2022, https://oversightdemocrats.house.gov/news/press-releases/oversight-committee-releases-new-documents-showing-big-oil-s-greenwashing

26 Committee on Oversight and Accountability, “Oversight Committee Releases New Documents Showing Big Oil’s Greenwashing Campaign and Failure to Reduce Emissions”

27 Chevron, Lobbying and Trade Associations, 2023, https://www.chevron.com/-/media/chevron/investors/documents/2023-lobbying-and-trade-associations.pdf, p. 14

28 Chevron, Lobbying and Trade Associations, 2023, p. 7

29 Chevron, Lobbying and Trade Associations, 2023, p. 8

30InfluenceMap, “American Petroleum Institute (API),” LobbyMap, https://lobbymap.org/influencer/American-Petroleum-Institute-API, accessed May 3, 2023

31 Climate Action 100+, “Chevron Corp.”

32 Chevron Corporation, SEC filing on Form 8-K, filed May 26, 2021

33 Chevron Corporation, 2021 Proxy Statement,April 8, 2021, https://www.sec.gov/Archives/edgar/data/93410/000119312521109793/d74377ddef14a.htm#toc74377_6 pg. 81

34 Chevron, 2022 Annual Report, p. 34

35 Chevron, Climate Change Resilience, October 2021, p. 38

36 Chevron, “Chevron Sets Net Zero Aspiration and New GHG Intensity Target,” October 11, 2021, https://www.chevron.com/stories/chevron-sets-net-zero-aspiration-and-new-ghg-intensity-target

37 Chevron, Climate Change Resilience, p. 46

38 Kevin Crowley, “Chevron Adopts Operational Net Zero ‘Aspiration’ by 2050,” Bloomberg October 11, 2021, https://www.bloomberg.com/news/articles/2021-10-11/chevron-targets-net-zero-emissions-from-own-operations-by-2050

39 Chevron, 2023 Proxy Statement, April 12, 2023, https://www.chevron.com/-/media/shared-media/documents/chevron-proxy-statement-2023.pdf, p. 110

40 Chevron, 2023 Proxy Statement, p. 112

41 Chevron, 2023 Proxy Statement, p. 118